Exhibit 99.2 – Audited Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•         maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•         providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;

•         providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and

•         providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rockne J. Timm	/s/ Robert A. McGuinness
Chief Executive Officer	Vice President-Finance and Chief Financial Officer
April 26, 2019	April 26, 2019

Exhibit 99.2    Audited Consolidated Financial Statements - Page 1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their results of operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America (US GAAP). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 26, 2019

We have served as the Company's auditor since 2001.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2018	December 31, 2017
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$147,646,353	$137,672,718
Marketable securities (Note 5)			287,638	239,232
Income tax receivable			6,450,384	–
Deposits, advances and other (Note 7)			1,608,698	156,050
Total current assets			155,993,073	138,068,000
Property, plant and equipment, net (Note 6)			12,660,273	12,632,534
Total assets			$168,653,346	$150,700,534
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$712,520	$2,167,171
Income tax payable			–	1,263,438
Contingent value rights (Note 3)			–	3,097,193
Total current liabilities			712,520	6,527,802

Deferred income tax (Note 11)			–	18,402,483
Total liabilities			712,520	24,930,285

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			378,009,884	378,009,884
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2018…99,395,048	2017…99,395,048
Contributed surplus (Note 10)			20,625,372	20,625,372
Stock options (Note 9)			20,721,850	20,409,643
Accumulated deficit			(251,416,280)	(293,386,189)
Accumulated other comprehensive income			–	111,539
Total shareholders' equity			167,940,826	125,770,249
Total liabilities and shareholders' equity			$168,653,346	$150,700,534

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

            /s/ Jean Charles Potvin                                                                /s/ James P. Geyer

Exhibit 99.2    Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2018	2017
INCOME (LOSS)
Gain on sale of mining data (Note 3)	$52,500,000	$187,500,000
Arbitration award (Note 3)	36,000,000	–
Interest income	325,183	48,323
Loss on impairment of trust account (Note 4)	(21,456,881)	–
Loss on settlement of debt (Note 10)	–	(16,637,379)
Loss on marketable debt securities (Note 5)	(14,188,651)	–
Gain on marketable equity securities	48,405	–
Foreign currency loss	(1,658,881)	(213,016)
	51,569,175	170,697,928
EXPENSES
Corporate general and administrative	7,468,553	16,715,792
Retention units	–	7,694,200
Contingent value rights	4,799,114	3,901,159
Siembra Minera Project (Note 7)	5,125,815	7,510,588
Exploration costs	27,980	83,859
Legal and accounting	1,140,436	1,012,768
Arbitration and settlement (Note 3)	217,974	2,435,645
Equipment holding costs	901,050	661,798
Interest expense (Note 10)	–	6,098,069
	19,680,922	46,113,878

Net income before income tax expense	31,888,253	124,584,050
Income tax benefit (expense) (Note 11)	9,970,117	(35,073,174)

Net income for the year	$41,858,370	$89,510,876

Net income per share, basic and diluted	$0.42	$0.96

Weighted average common shares outstanding
Basic	99,395,048	93,649,587
Diluted	99,497,860	94,162,693

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2018	2017

Net income for the year	$41,858,370	$89,510,876
Other comprehensive loss, net of tax:
Items that may be reclassified subsequently to the consolidated statement of operations:
Loss on marketable securities, net of tax of nil (Note 5)	–	(301,984)
Revaluation of deferred tax liability	–	(29,650)
Other comprehensive loss for the year	–	(331,634)
Comprehensive income for the year	$41,858,370	$89,179,242

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares
	Number	Amount
Balance, December 31, 2016	89,710,604	$ 342,190,645	$ 25,723,900	$ 17,353,725	$(382,897,065)	$ 443,173
Net income	–	–	–	–	89,510,876	–
Other comprehensive loss	–	–	–	–	–	(331,634)
Stock option compensation (Note 9)	–	–	–	5,108,493	–	–
Fair value of options exercised	–	2,052,575	–	(2,052,575)	–	–
Common shares issued for:	–	–	–	–	–	–
Option exercises (Note 9)	2,073,435	5,973,474	–	–	–	–
Note conversions (Note 10)	7,611,009	27,793,190	(5,098,528)	–	–	–
Balance, December 31, 2017	99,395,048	378,009,884	20,625,372	20,409,643	(293,386,189)	111,539
Cumulative effect of accounting
change (Note 2)	–	–	–	–	111,539	(111,539)
Net income	–	–	–	–	41,858,370	–
Stock option compensation (Note 9)	–	–	–	312,207	–	–
Balance, December 31, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,721,850	$(251,416,280)	$ –

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2018	2017
Cash Flows from Operating Activities:
Net income for the year	$41,858,370	$89,510,876
Adjustments to reconcile net income to net cash used in operating activities:
Stock option compensation	312,207	5,108,493
Depreciation	47,940	6,491
Gain on sale of mining data	(52,500,000)	(187,500,000)
Arbitration award	(36,000,000)	–
Loss on settlement of debt	–	16,637,379
• Write-down of property, plant and equipment	14,000	–
Accretion of convertible notes	–	6,051,444
Loss on marketable securities	14,140,245	–
Income tax	(26,116,305)	18,402,483
Changes in non-cash working capital:
Net increase in deposits and advances	(1,452,648)	(2,134)
• Net increase (decrease) in accounts payable and accrued expenses	(4,551,844)	4,791,873
Net cash used in operating activities	(64,248,035)	(46,993,095)
Cash Flows from Investing Activities:
Proceeds from sale of mining data	–	187,500,000
Proceeds from disposition of marketable securities	74,311,349	–
Purchase of property, plant and equipment	(89,679)	(592,529)
Net cash provided by investing activities	74,221,670	186,907,471
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	–	5,973,474
Settlement of debt	–	(43,962,181)
Net cash used in financing activities	–	(37,988,707)
Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents	9,973,635	101,925,669
Cash and cash equivalents - beginning of year	137,672,718	35,747,049
Cash and cash equivalents - end of year	$147,646,353	$137,672,718

Supplemental Cash Flow Information:

Cash paid for interest	$–	$9,589,281
Cash paid for income taxes	$16,146,188	$15,436,903

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 7

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Siembra Minera Project and the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award and the acquisition of our Mining Data by Venezuela (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")).

Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuela and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All other subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 8

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase the Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

 Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Gains or losses on marketable securities are recorded in the statement of operations. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits, advances and receivables are accounted for at cost which approximates fair value. Accounts payable, convertible notes, interest notes and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Note 2.      New Accounting Policies:

Adopted in the year

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update was effective for us January 1, 2018. The updated guidance resulted in a reclassification of $0.1 million of unrealized holding gains and losses related to investments in marketable equity securities from accumulated other comprehensive income to accumulated deficit in the Balance Sheet upon adoption. Changes in the value of the Company’s marketable equity securities are now recorded as income (loss) instead of other comprehensive income (loss).

Exhibit 99.2    Audited Consolidated Financial Statements - Page 9

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We do not expect the adoption of this standard will have a significant impact on our financial statements.

Note 3.      Arbitral Award Settlement and Associated Mining Data Sale:

In October 2009 we initiated the Brisas Arbitration to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project. On September 22, 2014, we were granted an Arbitral Award (the “Award”) totaling $740.3 million. In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data"). Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019. The first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this report, Venezuela had made payments pursuant to the Settlement Agreement of approximately $254 million including $165.5 million transferred from a Trust Account for the benefit of the Company (See Note 4, Cash and Cash Equivalents) and $88.5 million in Venezuelan government bonds. In August 2018, the Company received Venezuelan government bonds, which were exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by the U.S. Treasury Department's Office of Foreign Asset Control ("OFAC"), with a market value, at the time of the agreement, of approximately $88.5 million as payment of the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement. The bonds were subsequently sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. The monthly payments pursuant to the Settlement Agreement from March 2018 through April 2019 totaling approximately $413 million, not including the balance in the Trust Account, remain unpaid.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 10

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations, as well as a bonus plan as described below. Due to U.S. and Canadian Sanctions (See Note 4, Cash and Cash Equivalents) and the uncertainty of transferring the cash held in the Trust Account to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank account as funds available for purposes of the CVR and Bonus Plan cash distributions. The cumulative amount distributed to CVR holders in 2018 totaled approximately $7.9 million.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The cumulative amount distributed to Bonus Plan participants in 2018 totaled approximately $3.3 million.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data. (See Note 12, Subsequent Event).

Note 4.      Cash and Cash Equivalents:

	December 31,	December 31,
	2018	2017
Bank deposits	$47,588,968	$39,649,888
Cash held in trust	-	88,500,000
Short term investments	100,057,385	9,522,830
Total	$147,646,353	$137,672,718

Short term investments include money market funds and US treasury bills which mature in three months or less.

Payments made by Venezuela associated with the Settlement Agreement (excluding the recent transfer of Venezuelan bonds) have generally been deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. Under the trust agreement, the Company has the right to transfer the funds to its bank account outside of Venezuela. With the designation of Bandes Bank as an SDN on March 22, 2019, the Company is treating the Trust Account as blocked property. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property. Cash deposited to the Trust Account and marketable debt securities transferred, subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recognized as receivables as they represent amounts due from the sale of the Mining Data or the Arbitration Award as of the balance sheet date, for which collectability is certain.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 11

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In August 2017, the U.S. government imposed financial sanctions (as defined herein "Sanctions") targeting Venezuela by issuing an Executive Order ("EO") that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to certain subsidiaries of the state oil company, these restrictions prohibit financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General Licenses 3E or 9D issued by the Department of the Treasury’s Office of Foreign Asset Control ("OFAC")) or equity issued by the Venezuelan government after the U.S. financial Sanctions were imposed in August 2017. Prior to January 2019, certain Venezuelan government bonds identified in General License 3 had been largely exempt from U.S. Sanctions.

U.S. financial sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan government officials as “Specially Designated Nationals” (“SDNs”), which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more. Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. In September and November 2017, and again in May 21, 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials. In May 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to the Venezuelan government, including accounts receivable, (ii) any debt owed to the Venezuelan government that is pledged as collateral after May 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by the Venezuelan government of any equity interest in any entity in which the Venezuelan government has a 50% or greater ownership interest.

In November 2018, the U.S. government issued an EO authorizing OFAC to designate as an SDN any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving the Venezuelan government, or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria. OFAC issued guidance that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

In January 2019, the U.S. government designated the Venezuelan state oil company as an SDN under the November 2018 EO. U.S. persons are generally prohibited from doing business with the state oil company and its subsidiaries unless authorized by OFAC. In conjunction with that action, OFAC also changed existing general licenses, such as General License 3 mentioned above, and issued additional general licenses to authorize certain transactions involving certain subsidiaries of the state oil company.

In March 2019, pursuant to EO 13850, OFAC designated CVG Compania General de Minera de Venezuela CA and its president as SDNs in connection with the Venezuelan gold sector and also designated Bandes Bank as an SDN with the same effects as those described above with respect to the Venezuelan state oil company. In conjunction with that designation, OFAC issued several general licenses, although none that authorize the Company's dealings with Bandes Bank. Due to the deteriorating economic conditions in Venezuela and as a result of the Bandes Bank designation which blocked the Company’s access to the funds held in the Trust Account at Bandes Bank, the Company has recorded an impairment loss on the balance in the Trust Account of approximately $21.5 million. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera Project and those responsible for the payment and transfer of funds associated with the Settlement Agreement. To the extent required, the Company will apply for a license from OFAC to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions without violating US Sanctions. The Company may also pursue similar relief from Sanctions imposed under Canadian law.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 12

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 5.      Marketable Securities:

	December 31,	December 31,
	2018	2017
Equity securities
Fair value at beginning of year	$239,232	$541,216
Increase (decrease) in fair value	48,406	(301,984)
Fair value at balance sheet date	$287,638	$239,232

Debt securities
Fair value at beginning of year	$–	$–
Acquisitions	88,500,000	–
Dispositions	(74,311,349)	–
Realized loss	(14,188,651)	–
Fair value at balance sheet date	$–	$–

Marketable securities are recorded at quoted market value with gains and losses recorded in the Consolidated Statements of Operations. Gains and losses on securities sold are based on the average cost of the shares held at the date of disposition. As of December 31, 2018 and 2017, marketable equity securities had a cost basis of $98,043. Marketable debt securities, which were sold during 2018, consisted of Venezuelan government bonds received under the Settlement Agreement (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale).

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The fair values of the Company’s marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2018
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	469,569	(333,828)	135,741
Transportation equipment	491,025	(34,622)	456,403
Leasehold improvements	51,658	(11,063)	40,595
Mineral property	350,000	–	350,000
	$13,039,786	$(379,513)	$12,660,273

Exhibit 99.2    Audited Consolidated Financial Statements - Page 13

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

		Accumulated
	Cost	Depreciation	Net
December 31, 2017
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	587,126	(503,216)	83,910
Transportation equipment	489,560	–	489,560
Leasehold improvements	39,185	(7,655)	31,530
Mineral property	350,000	–	350,000
	$13,143,405	$(510,871)	$12,632,534

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount. We recorded impairment write-downs of property, plant and equipment of $14,000 and NIL during the years ended December 31, 2018 and 2017. During 2017, the Company purchased approximately $0.5 million of transportation equipment for use in the development of the Siembra Minera project.

Note 7.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"). The primary purpose of this entity is to develop the Siembra Minera Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project (which has a 20 year term with two 10 year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. A number of the authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project and, as a result, management continues its efforts to secure them on behalf of Siembra Minera. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon settlement payments are not made by Venezuela.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 14

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs on the Siembra Minera Project, which beginning in 2016 through December 31, 2018 amounted to a total of approximately $14.1 million. Additionally, the Company had prepaid $0.9 million for project related activities ongoing into 2019. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social works programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within “Siembra Minera Project Costs” in the Consolidated Statements of Operations.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera Project. (See Note 4, Cash and Cash equivalents for additional information regarding Sanctions.

Note 8.            KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP Plan years 2018 and 2017 were approximately $212,000 and $234,000, respectively.

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

The Company’s equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of the Class A common shares. As of December 31, 2018, there were 2,122,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

Share option transactions for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,091,565	$ 3.13	3,357,000	$ 2.84
Options granted	-	-	5,277,500	3.15
Options exercised	-	-	(2,073,435)	2.88
Options expired	(537,000)	3.32	(1,469,500)	2.89
Options outstanding - end of period	4,554,565	$ 3.11	5,091,565	$ 3.13

Options exercisable - end of period	4,092,068	$ 3.10	4,004,067	$ 3.13

Exhibit 99.2    Audited Consolidated Financial Statements - Page 15

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The following table relates to stock options at December 31, 2018:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$ 62,289	2.44	444,922	$1.92	$ 62,289	2.44
$2.69	125,000	$2.69	-	8.33	125,000	$2.69	-	8.33
$3.15	3,494,643	$3.15	-	8.13	3,032,146	$3.15	-	8.13
$3.91	180,000	$3.91	-	6.49	180,000	$3.91	-	6.49
$4.02	310,000	$4.02	-	5.57	310,000	$4.02	-	5.57
$1.92 - $4.02	4,554,565	$3.11	$ 62,289	7.34	4,092,068	$3.10	$ 62,289	7.25

During the years ended December 31, 2018 and 2017, the Company granted NIL and 5.3 million stock options, respectively. In 2017, approximately 2.1 million outstanding options were exercised for net proceeds to the Company of approximately $6.0 million. The Company recorded non-cash compensation expense during 2018 and 2017 of $0.3 million and $5.1 million, respectively for stock options granted in 2017 and prior periods.

The weighted average fair value of the options granted in 2017 was calculated as $1.04. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2017
Risk free interest rate	1.22%
Expected term	2.0 years
Expected volatility	59%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Retention Plan and Change of Control Agreements

The Company maintains the Gold Reserve Director and Employee Retention Plan. Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders. In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of December 31, 2018 there were no Retention Units outstanding.

The Company also maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2018, in the event of a change of control, the amount payable under these agreements was approximately $9.0 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 16

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 10.    Convertible Notes and Interest Notes:

In the third quarter of 2017, the Company settled all of its outstanding 11% Senior Secured Convertible Notes and Interest Notes due December 31, 2018 (the "2018 Notes"). Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes").

Note 11.    Income Tax:

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") which made broad and complex changes to the U.S. tax code. The Tax Act established new tax laws including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% beginning in 2018. As a result of the reduction of the rate, we revalued our net deferred tax liability as of December 31, 2017.

Income tax expense (benefit) for the years ended December 31, 2018 and 2017 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2018		2017
	Amount	%	Amount	%
Income tax expense based on Canadian tax rates	$ 8,016,735	25	$ 31,146,013	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(570,196)	(2)	16,872,781	14
Non-deductible expenses	1,016,377	3	3,581,209	3
Withholding tax	5,983,324	19	2,000,265	1
Worthless stock write-off	(12,712,678)	(40)	-	-
Previously unrecognized tax benefits	(13,197,148)	(41)	-	-
Change in valuation allowance and other	1,493,469	5	(18,527,094)	(15)
	$ (9,970,117)	(31)	$ 35,073,174	27

The Company recorded income tax expense (benefit) of ($10.0) million and $35.1 million for the years ended December 31, 2018 and 2017, respectively. The income tax recovery for the year ended December 31, 2018 is a result of the deduction of capitalized costs incurred in the development of the Mining Data, the recognition of previously unrecognized Canadian tax losses, and the write-off of investments in subsidiaries that were dissolved during 2018. The tax benefit of the capitalized costs had not been recognized prior to the third quarter of 2018 when Venezuela completed all of the payments due under the agreement for sale of the Mining Data. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

Exhibit 99.2    Audited Consolidated Financial Statements - Page 17

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

	December 31,
	2018	2017
Deferred income tax assets
Net operating loss carry forwards	$31,362,816	$35,964,366
Property, Plant and Equipment	3,226,994	3,227,745
Other	1,652,114	1,682,594
	36,241,924	40,874,705
Valuation allowance	(36,202,109)	(40,662,538)
	$39,815	$212,167

Deferred income tax liabilities
Cash held in trust	-	(18,585,000)
Other	(39,815)	(29,650)
Net deferred income tax liability	$-	$(18,402,483)

At December 31, 2018, we had the following Canadian tax loss carry forwards. Amounts are in U.S. dollars.

Expires
$1,915,370	2026
3,554,678	2027
13,548,810	2028
12,840,308	2029
15,863,487	2030
17,763,432	2031
5,153,925	2032
7,492,746	2033
8,681,482	2034
12,392,175	2035
14,732,993	2036
11,110,698	2037
401,160	2038
$125,451,264

Note 12.   Subsequent Event:

On March 27, 2019, the Company announced that the Board had approved the distribution of between approximately $90 million and $100 million in the aggregate, to holders of Class A Shares as a return of capital. On April 16, 2019, following the Government of Canada’s decision on April 15, 2019 to impose sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, the Board determined that it was in the best interests of the Company and its Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share.

 The Return of Capital Transaction is intended to occur on a tax-efficient basis for income tax purposes. The Return of Capital Transaction is to be completed pursuant to a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) and requires approval by the Alberta Court of Queen’s Bench (the “Court”) and at least two-thirds of the votes cast by Shareholders in respect of a special resolution.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 18